

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-4546

DIVISION OF
CORPORATION FINANCE

February 11, 2010

James R. Griffin
Chief Accounting Officer
Blueknight Energy Partners, LP
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, OK 74136-4216

   **Re: Blueknight Energy Partners, LP (Partnership)**
     **File No.: 001-33503**

Dear Mr. Griffin,

  In your letter dated February 4, 2010, you state that Blueknight Energy Partners, LLC (General Partner) is the general partner of the Partnership. Your letter states that the General Partner has no business or operations other than managing the business of the Partnership. In addition, outside of its 2% investment in the Partnership, the General Partners owns no assets or property other than a minimal amount of cash. You note that the partnership agreement imposes no additional material liabilities upon the General Partner or obligation to contribute to the Partnership other than those liabilities and obligations imposed on general partners under the Delaware Revised Uniform Limited Partnership Act. Therefore, you propose to exclude an audited balance sheet of the General Partner in your future 1933 and 1934 Act filings. Based on the information provided, and as long as the relationship between the General Partner and the Partnership remains unchanged, we will not object to your proposal.

  The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

          Sincerely,


          Leslie A. Overton
          Associate Chief Accountant